UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  33-5327

DSI Realty Income Fund X, a California limited Partnership

(Exact name of registrant as specified in its charter)

6700 East Pacific Coast Highway, Long Beach, California 90803, (562)493-8881

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  NONE (0) of Registrant; ONE (1) of successor by merger.

Pursuant to the requirements of the Securities Exchange Act of 1934 DSI LIQUIDATION, LLC as successor by merger to DSI REALTY INCOME PARTNERS FUND X, A CALIFORNIA LIMITED PARTNERSHIP [Name of registrant as specified in charter] has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 2, 2015	By:	/s/ RICHARD P. CONWAY
Richard P. Conway, Executive Vice President and Chief Financial Officer of DSI Properties, Inc., the Manager of DSI Liquidation, LLC